Exhibit 99.1

Ellomay Capital Announces Approval of Dorad Licenses

Tel-Aviv, Israel, May 12, 2014–Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM), (“Ellomay” or the “Company”) announced today that it was informed by Dorad Energy Ltd. (“Dorad”) that the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Minister”) approved the twenty-year generation license and the one-year supply license (together, the “Licenses”) for the approximately 800 MW power plant in Southern Israel constructed by Dorad (the “Dorad Power Plant”). Ellomay indirectly holds 7.5% of Dorad’s outstanding share capital with an option to increase its holdings to approximately 9.375%.

This announcement follows Ellomay’s previous announcement concerning the urgent petition filed by Dorad with the Israeli High Court of Justice against, among others, the Israeli Public Utility Authority – Electricity, the legal advisor to the Israeli government and the Minister, concerning the delay in the provision of the Licenses to the Dorad Power Plant (the “Petition”). At the hearing held in connection with the Petition on May 11, 2014, the parties to the Petition reached a settlement, which the High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad.

Ellomay was further informed by Dorad that the Dorad Power Plant is currently expected to commence commercial operations next week.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to approximately 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, which will produce approximately 800 MW, representing about 8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses.  These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide.

The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners.  As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources. For more information about Ellomay, visit www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may” andsimilar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including, among other things, actions by the IEC or its employees, delays in delivery of the Dorad Power Plant, technical difficulties and updates to the resolutions of the Israeli regulatory and governmental authorities. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com